UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

Ascendis Pharma A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du 4 Septembre

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101	Page 2 of 13

1.	Name of Reporting Persons Sofinnova Capital V FCPR (“SC V”) EIN: 98-0444341
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC V, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.           Sole Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that SP SAS, the management company of SC V, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

CUSIP No. 04351P101	Page 3 of 13

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.           Sole Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), except that SP SAS, the management company of SC V, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

CUSIP No. 04351P101	Page 4 of 13

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.          Shared Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

CUSIP No. 04351P101	Page 5 of 13

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.          Shared Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

CUSIP No. 04351P101	Page 6 of 13

1.	Name of Reporting Persons Rafaèle Tordjman (“Tordjman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

CUSIP No. 04351P101	Page 7 of 13

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.          Shared Dispositive Power

5,582,174 ordinary shares (including 185,186 ordinary shares represented by ADSs), of which 5,582,174 shares are owned directly by SC V. SP SAS, the management company of SC V, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,582,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,196,826 shares of the Issuer’s Ordinary Shares, nominal value DDK1 per share outstanding, as reported on the Issuer’s Form 6-K filed with the Commission on June 12, 2015.

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the ordinary shares, nominal value DDK1 per share (the “Ordinary Shares”) of Ascendis Pharma A/S, a Denmark corporation (the “Issuer”), as represented by American Depositary Shares (“ADSs”).

(b) Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Sofinnova Capital V FCPR (“SC V”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC V and SP SAS, the “Reporting Persons”).

(b) The address of the principal place of business for each of the Reporting Persons is Sofinnova Partners, Immeuble le Centorial, 16-18 rue du 4 Septembre, 75002 Paris, France.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, Immeuble le Centorial, 16-18 rue du 4 Septembre, 75002 Paris, France.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC V is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik, Tordjman and Saulnier are French citizens.

Item 3. Source and Amount of Funds or Other Consideration.

In December 2007, SC V purchased 531,167 Preference C Shares of the Issuer for €5,626,634 of consideration paid out of the working capital of SC V. In December 2008, SC V purchased 436,457 Preference C Shares of the Issuer for €4,623,366 of consideration paid out of the working capital of SC V. In June 2010, SC V purchased 160,057 Preference C Shares of the Issuer for €1,695,479 of consideration paid out of the working capital of SC V. In May 2011, SC V purchased 93,778 Preference C Shares of the Issuer for €2,999,461 of consideration paid out of the working capital of SC V. In November 2014, SC V purchased 127,788 Preference D Shares of the Issuer for $4,999,999 of consideration paid out of the working capital of SC V.

On February 2, 2015, at the closing of the Issuer’s initial public offering of ADSs (the “IPO”), SC V purchased 185,186 ADSs at $18.00 per share, for total consideration of $3,333,348. The IPO ADSs were purchased by SC V using its working capital. In addition, in connection with the IPO, the Preference C Shares held by SC V automatically converted into 4,885,836 Ordinary Shares and the Preference D Shares held by SC V automatically converted into 511,152 Ordinary Shares of the Issuer.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The Ordinary Shares and ADSs acquired by SC V in the IPO (described in Item 3 above) were acquired solely for investment purposes. The Reporting Persons may, from time to time, acquire additional ADSs or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, or may distribute the ADSs held by the Reporting Persons to their respective members, shareholders or partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the market prices of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. On July 30, 2015, SC V filed with the Securities and Exchange Commission a Form 144 with respect to the potential sale by SC V of up to 496,375 ADSs.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons. The Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of their respective pecuniary interests therein.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	None.

(d)	Under certain circumstances set forth in the operating agreement of SC V, the equity holders of SC V and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Ordinary Shares or ADSs owned by SC V.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Rafaèle Tordjman, M.D., Ph.D., a managing partner of SP SAS, is a member of the Board of Directors of the Issuer.

In connection with the acquisition of the preference shares of the Issuer, SC V and certain other investors entered into an amended and restated shareholder s’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the Offering. The amended and restated shareholders’ agreement is more fully described in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission.

Pursuant to a Lock-Up Agreement entered into with Merill Lynch, Pierce, Fenner & Smith Incorporated in connection with the Offering, the Reporting Persons were subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on January 28, 2015 and ending on the date that is 180 days from the date of the Prospectus, during which the Reporting Persons agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement  that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

SC V is party to a Registration Rights Agreement among the Issuer, SC V and other shareholders (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on From F-1 (File No. 333-201050), and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on January 16, 2015 as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

D.	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

SOFINNOVA CAPITAL V FCPR		SOFINNOVA PARTNERS SAS
By:	Sofinnova Partners SAS

By:	/s/ Denis Lucquin	By:	/s/ Denis Lucquin
Name:	Denis Lucquin	Name:	Denis Lucquin
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman

EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on January 16, 2015 as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

D.	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the American Depositary Shares of Ascendis Pharma A/S and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of September, 2015.

SOFINNOVA CAPITAL V FCPR		SOFINNOVA PARTNERS SAS
By:	Sofinnova Partners SAS

By:	/s/ Denis Lucquin	By:	/s/ Denis Lucquin
Name:	Denis Lucquin	Name:	Denis Lucquin
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman